SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 15 September 2005

NATIONAL GRID plc (formerly National Grid Transco plc)
(Registrant's Name)

1-3 Strand
London
WC2N 5EH
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F       [ X ]                  Form 40-F      ∗

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

                          Yes     ∗              No      [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C. Forward______________________
David C Forward
Assistant Secretary

Date: 15 September 2005

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc (formerly National Grid Transco plc) 1-3 Strand London, WC2N 5EH United Kingdom

For the period from 2- August 2005 to mid - September; and

Notification- Notice of Blackout Trading Restriction under Sarbanes-Oxley

------------------------------------------------------------------------------------------------------------------------

DATE	DETAILS
9.9.05	Directors Technical interests- LTIS share purchases
9.9.05	Deutsche Bank interest no longer notifiable
9.9.05	Directors Interests - Share Incentive Plan - monthly update
6.9.05	Euro Medium Term Note Programme
5.9.05	Publication of Final Terms- Euro Medium Term Note programme
2.9.05	Updated Directors interests in shares- following return of cash
2.9.05	Quest Operation (and E Astle exercises Sharesave options)
1.9.05	Directors' Interests (M Jesanis' 'Thrift Plan' acquires shares)
26.8.05	Publication of Prospectus- Euro Medium Term Note programme
22.8.05	Return of Cash- Repurchase of B Shares
11.8.05	Directors Interests - Share Incentive Plan - monthly update
10.8.05	Deutsche Bank notifies 3.54% interest
9.8.05	Goldman Sachs no longer has notifiable interest
8.8.05	NG Return of Cash - Results of Elections
4.8.05	Directors interests- John Allan Share purchase
2.8.05	Goldman Sachs notifies 4.2% interest

National Grid plc ('NG') - Notice of Blackout Trading Restriction under Sarbanes-Oxley

In accordance with 17 CFR Section 245.104, NG confirms that the following notice was issued to Executive Directors on 11 July 2005 (by Helen Mahy, Group Company Secretary and General Counsel, as contact):

'B Share Scheme - Notice of Blackout Trading Restriction under Sarbanes-Oxley

As you are aware, a share capital consolidation of the ordinary shares of National Grid Transco plc (the "Company") will occur following the close of business on 29 July 2005. Because of issues relating to the processing of this share capital consolidation as it pertains to the Company's American Depositary Receipts ("ADRs"), a temporary trading blackout on dealings in the ADRs will be imposed on participants in the Company's US Thrift 401(k) Plan. A copy of the blackout notice that was delivered to all such participants is attached explaining in detail the nature of the transactions that will be temporarily suspended during the blackout period. The blackout period is expected to commence immediately following the close of business on 27 July 2005, and to continue until the opening of business on 9 August 2005.

Because the blackout period lasts for more than three consecutive business days, it is unlawful, under Section 306(a)(1) of the Sarbanes-Oxley Act of 2002 and Regulation BTR promulgated by the United States Securities and Exchange Commission thereunder, for any executive director or executive officer (which is defined as the principal executive officer or officers, principal financial officer or officers, and principal accounting officer or officers) of the Company, during the blackout period, to engage, directly or indirectly, in any purchase, sale or other acquisition or transfer of any equity security of the Company, if such equity security is acquired or was previously acquired in connection with such director's or officer's service or employment as a director or executive officer. For purposes of this prohibition, the term "equity security" includes derivative securities such as options, warrants, convertible securities, stock appreciation rights or similar rights with an exercise or conversion privilege at a price related to an equity security, and similar securities with a value derived from the value of an equity security.

Regulation BTR provides that any sale or other transfer of an equity security of the Company during the blackout period will be presumed to be a transaction involving an equity security acquired in connection with service or employment as a director or executive officer of this Company; this presumption may be rebutted under certain circumstances that are set forth in Regulation BTR.

Please note:-

# The prohibition does not apply to Non-Executive Directors or the Chairman.

# The prohibition does not prevent you from making elections in relation to the B share alternatives.

# The prohibition does not prevent shares being acquired for you under the NGT SIP (SIP shares are normally acquired around the 7th of each month).'

ANNEX 2 - Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc (formerly National Grid Transco plc) 1-3 Strand London, WC2N 5EH United Kingdom

For the period from 2 August to mid- September 2005; and

Notification- Notice of Blackout Trading Restriction under Sarbanes-Oxley

National Grid plc ('NG.')
2 August 2005

Notification of Interest in NG. Ordinary Shares,
Pursuant to Sections 198 to 208 of The Companies Act 1985
---------------------------------------------------------------------------------

National Grid plc yesterday received a notification from The Goldman Sachs Group, Inc., that it had a notifiable interest in 4.20% of NG. 10p ordinary shares (129,992,575 shares) at 27 July 2005.

4 August 2005
National Grid plc (NG)

Director's Share Purchase
------------------------------------------

We have been notified that John Allan, Non-executive Director of NG, yesterday purchased 2,000 NG shares at 533.32p per share.

This takes his total holding to 2,000 NG shares.

8 August 2005

This document should not be transmitted, distributed or released in or into any jurisdiction in which such an act would constitute a violation of the relevant laws of such jurisdiction.

National Grid plc
Return of Cash - Results of Elections

Under the Return of Cash proposal, approved by the Shareholders of National Grid plc on 25 July 2005, Shareholders and ADR Holders were given three alternatives in relation to their B Shares. As at the close of the Election Period, being 4.30 p.m. (London time) and 11.30 a.m. (New York City time) on 5 August 2005, the results of elections were as follows:

  valid elections to accept the Initial Repurchase Offer were received in relation to 843,811,272 B Shares (27.30 per cent. of issued B Shares).

  valid elections to continue to hold B Shares were received in relation to 85,336,859 B Shares (2.76 per cent. of issued B Shares).

  valid and deemed elections to accept the Single B Share Dividend were received in relation to 2,162,099,630 B Shares (69.94 per cent. of issued B Shares).

JPMorgan Cazenove, acting as principal, is to make today the Initial Repurchase Offer to purchase the 843,811,272 B Shares in respect of which valid elections have been received from Shareholders.

The Board of National Grid plc is also pleased to announce that it has declared the Single B Share Dividend of 65 pence per B Share payable to those Shareholders who have, or who are deemed to have, elected to receive the Single B Share Dividend.

Settlement of the Repurchase Offer and Single B Share Dividend for Shareholders is expected to be made on 22 August 2005 and for ADR Holders is expected to be made on 25 August 2005.

All capitalised terms shall have the meanings given to them in the Circular to Shareholders and the US Supplemental Memorandum, each dated 6 June 2005.

Enquiries: National Grid plc Investors
Alexandra Lewis	+44 (0)20 7004 3170
David Campbell	+44 (0)20 7004 3171
Richard Smith	+44 (0)20 7004 3172

Media
Clive Hawkins	+44 (0)20 7004 3147

JPMorgan Cazenove, Broker to National Grid
Jonathan Wilcox	+44 (0)20 7588 2828
Matthew Lawrence	+44 (0)20 7588 2828

Citigate Dewe Rogerson, PR Advisers to National Grid
Anthony Carlisle	+44 (0)7973 611888

Additional Information:

In the United States, National Grid plc has filed a Tender Offer Statement on Schedule TO (the "Schedule TO") containing the Circular to Shareholders, a US Supplemental Memorandum, an Election Form and a Letter of Election and Transmittal for shareholders and holders of American Depositary Receipts, respectively, and other related documentation with the SEC. Free copies of the Schedule TO and the other related documents filed by National Grid plc in connection with the B Share Alternatives are available on the SEC's website at http://www.sec.gov.

National Grid plc ('NG.')
9 August 2005

Notification of Interest in NG. Ordinary Shares,
Pursuant to Sections 198 to 208 of The Companies Act 1985
---------------------------------------------------------------------------------

National Grid plc late yesterday received a notification from The Goldman Sachs Group, Inc., that it no longer had a notifiable interest in NG. ordinary shares at 4 August 2005.

National Grid plc ('NG.')
10 August 2005

Notification of Interest in NG Ordinary Shares,
Pursuant to Sections 198 to 208 of The Companies Act 1985
---------------------------------------------------------------------------------

National Grid plc late yesterday received a notification from Deutsche Bank AG; that it had, together with its subsidiary companies, a notifiable interest in 3.54% of NG ordinary shares (95,937,266 shares) at 9 August 2005.

National Grid plc (NG.)
11 August 2005

SHARE INCENTIVE PLAN (the "SIP")- August 2005 Operation

(Notification of Directors' Interests, pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------------------------

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 49,255 NG ordinary shares under the scheme was confirmed by the Trustee, the shares having been purchased in the market on Tuesday 9th August 2005, at a price of 520 pence per share, on behalf of some 2,800 participants.

The following Executive Directors are beneficiaries of the number of shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	25
Roger Urwin	25

22 August 2005

National Grid plc
Return of Cash - Repurchase of B Shares

Under National Grid's Return of Cash, Shareholders and ADR Holders could elect to sell B Shares at 65 pence per share, free of all dealing expenses and commissions, pursuant to the Initial Repurchase Offer which was made by JPMorgan Cazenove on 8 August 2005. Valid elections to accept the Initial Repurchase Offer were received in relation to 843,811,272 B Shares (27.30 per cent. of issued B Shares). Settlement of the Initial Repurchase Offer for Shareholders took place today, following which National Grid has repurchased all the B Shares which JPMorgan Cazenove acquired under the Initial Repurchase Offer for the same consideration paid by JPMorgan Cazenove. The Bank of New York, as Tender Agent, will make payment with respect to B Shares purchased from ADR Holders on or around 25 August 2005. All the B Shares repurchased will be cancelled by National Grid plc.

Enquiries: National Grid plc Investors
Alexandra Lewis	+44 (0)20 7004 3170
Richard Smith	+44 (0)20 7004 3172

Media
Clive Hawkins	+44 (0)20 7004 3147

JPMorgan Cazenove, Broker to National Grid
Jonathan Wilcox	+44 (0)20 7588 2828
Matthew Lawrence	+44 (0)20 7588 2828

Citigate Dewe Rogerson, PR Advisers to National Grid
Anthony Carlisle	+44 (0)7973 611888

National Grid plc
26 August 2005

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus for the National Grid plc / National Grid Electricity Transmission plc Euro 6,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5559q_-2005-8-26.pdf

For further information, please contact

Malcolm Cooper
Group Treasurer
National Grid plc
1-3 Strand
London WC2N 5EH

Tel:       +44 20 7004 3000
Fax:      +44 20 7004 3342

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus for the National Grid plc / National Grid Electricity Transmission plc Euro 6,000,000,000 Euro Medium Term Note Programme dated 18 August 2005) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

National Grid plc (NG)
1 September 2005

Notification of Directors' Interests
--------------------------------------------

The Trustee of the National Grid USA Incentive Thrift Plan (the 'Thrift Plan') notified NG yesterday that:

The interest of Mr M Jesanis in NG shares in the Thrift Plan was increased by reinvestment of the August 2005 NG final dividend received, as follows:

20.7149 Ordinary Share ADRs on 25 August 2004 at US$47.635 per ADR.

National Grid plc ("NG")

2 September 2005

Notification of Directors' Interests pursuant to Section 324(2) of the Companies Act 1985

Following the implementation of the Return of Cash to Shareholders (further details of which are contained in the Circular to Shareholders dated 6 June 2005) and the admission of New Ordinary Shares and B Shares in National Grid plc to the Official List on 1 August 2005, the interests of the Directors of NG in the shares of NG have changed. Executive Directors' options under share schemes remain unchanged.

We have been notified of the following revised interests following the Return of Cash to Shareholders:

Director	New Ordinary Shares (Nominal Value 11 17/43p)	B Shares (Nominal Value 10p)
Executive Directors:
Edward Astle	26,036	0
Steve Holliday	27,880	0
Mike Jesanis	3,121	0
Steve Lucas	97,139	318
Roger Urwin	247,447	281,977
Nick Winser	37,979	11,978
Non-executive Directors:
John Allan	Unchanged at 2,000	0
John Grant	8,775	0
Ken Harvey	3,399	3,874
Paul Joskow	4,385	0
Sir John Parker	45,832	0
Stephen Pettit	2,632	0
Maria Richter	1,755	0
George Rose	4,409	5,025

In addition to the interests above and those options under share schemes in which they are interested, certain of the Executive Directors are, for Companies Act purposes, deemed to be technically interested in NG New Ordinary Shares and B Shares held by various of the share scheme trusts as follows:

Shares held by	Executive Directors deemed technically interested	Notes
The National Grid Group QUEST Trustee Company Limited as trustee for the National Grid Group plc Qualifying Employee Share Ownership Trust (the "Quest")	Edward Astle Steve Holliday Steve Lucas Roger Urwin Nick Winser	The interest ceases as and when shares are transferred to participants who exercise their Sharesave scheme options.
Towers Perrin Share Plan Services (Guernsey) Limited as trustee for the National Grid Transco 1996 Employee Benefit Trust	Edward Astle Steve Holliday Roger Urwin Nick Winser	The interest ceases as and when shares are transferred to participants who exercise their options under the Share Matching Scheme or the Executive Share Option Plan.
Towers Perrin Share Plan Services Limited as trustee for the National Grid Transco plc Share Incentive Plan (the "SIP")	Edward Astle Steve Holliday Steve Lucas Roger Urwin Nick Winser	The interest ceases as and when shares are transferred to participants pursuant to the rules of the SIP.
Mourant & Co. Trustees as trustee of the Lattice Group Employees Share Trust	Steve Lucas	The interest ceases as and when shares are transferred to participants pursuant to the rules of the Lattice Group Long Term Incentive Scheme.
Lattice Group Trustees Limited as trustee of the Lattice Group Employee Share Ownership Trust	Steve Lucas	The interest ceases as and when shares are transferred to participants pursuant to the rules of the Lattice Group Short Term Incentive Scheme.
Towers Perrin Share Plan Services (Guernsey) Limited as trustee for the National Grid Transco Group Employee Share Trust	Edward Astle Steve Holliday Steve Lucas Roger Urwin Nick Winser	The interest ceases as and when shares are transferred to participants who exercise their options under the Share Matching Scheme or pursuant to the rules of the Performance Share Plan.

Contact:   Richard Eves +44 (0) 20 7004 3225
                 Helen Richardson +44 (0) 20 7004 3228

National Grid plc (NG)
2 September 2005

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
-----------------------------------------------------------------------------------------

Yesterday, each of the following NG Executive Directors: E M Astle, S J Holliday, S Lucas, N P Winser and R J Urwin, technically ceased to be interested in 276,228 NG Ordinary shares, by virtue of the Quest transferring the shares to some 298 employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NG's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

One of NG's Directors, Mr E M Astle, was a participant to whom shares were transferred from the Quest on exercising his Sharesave scheme option for 2,392 shares, on its three year maturity.

His total personal interest is unchanged.

Contact: Richard Eves, Assistant Secretary (0207 004 3225).

National Grid PLC
05 September 2005

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to the National Grid plc's issue of CZK 1,100,000,000
Floating Rate Instruments due 2010 under the National Grid plc / National Grid Electricity Transmission plc Euro 6,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8566q_-2005-9-5.pdf

For further information, please contact

Andrew Kluth
Assistant Treasurer
National Grid plc
1-3 Strand
London WC2N 5EH

Tel:     +44 20 7004 3365
Fax:    +44 20 7004 3363

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus for the National Grid plc / National Grid

Electricity Transmission plc Euro 6,000,000,000 Euro Medium Term Note Programme dated 18 August 2005) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

National Grid plc

EURO MEDIUM TERM NOTE PROGRAMME

National Grid plc announces that it has today issued CZK 1,100,000,000 Floating Rate Instruments due 2010 Series No 19, as part of the National Grid plc and National Grid Electricity Transmission plc EUR 6,000,000,000 Euro Medium Term Note Programme.

6 September 2005

Contact: Andrew Kluth (Tel: 020 7004 3365)

National Grid plc (NG)

Friday 9 September 2005

NG SHARE INCENTIVE PLAN (the "SIP")

(Notification of Directors' Interests, pursuant to
Section 324(2) of the Companies Act 1985)

--------------------------------------------------------------

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 43,911 NG ordinary shares under the scheme has been confirmed by the Trustee, the shares having been purchased in the market on Wednesday,7 September 2005, at a price of 551 pence per share, on behalf of some 2,750 participants.

The following executive Directors of NG are beneficiaries of the number of shares purchased on their behalf:

Director	Shares purchased in SIP	Resulting total interest
Steven Holliday	22 Ordinary Shares	559,332 Ordinary Shares
Roger Urwin	22 Ordinary Shares	1,501,060 Ordinary Shares 281,977 B Shares

Contact: Helen Richardson, Assistant Secretary (020 7004 3228)

National Grid plc ('NG')
9 September 2005

Notification of Interest in NG Ordinary Shares,
Pursuant to Sections 198 to 208 of The Companies Act 1985
---------------------------------------------------------------------------------

NG received, on the previous working day, a notification from Deutsche Bank AG, that, together with its subsidiary companies, it no longer had a notifiable interest in the ordinary shares of NG.

National Grid plc (NG)
Friday 9 September 2005

Interests Notified by the Trustee for the Lattice Group Long Term Incentive Scheme (the 'LTIS')

(Notification of Directors' Interests, pursuant to Section 324(2) of the Companies Act 1985)

------------------------------------------------------------------------------------------------------------------------

NGT received a notification yesterday from Mourant & Co. Trustees, as Trustee of the Lattice Group Employees Share Trust operated in conjunction with the LTIS. Following the implementation of the Return of Cash to Shareholders (further details of which are contained in the Circular to Shareholders dated 6 June 2005) and the admission of New Ordinary Shares and B Shares in National Grid plc to the Official List on 1 August 2005, the Trustee purchased shares to enable the Trust to meet future share releases. The following Executive Director of NG, Steve Lucas, together with other employees formerly with Lattice Group, has a technical interest in the balance of 101,057 NG shares held by the Trustee.

(Note: For Companies Act purposes, Steve Lucas is deemed to have a technical interest in all the shares held by the LTIS Trustee, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of LTIS options.)

Contact: Helen Richardson, Assistant Secretary (020 7004 3228)